NEWS RELEASE

Symbols: JJJ - CSE

HHHEF – OTC Pink

37 Capital Announces Director Resignation and New Appointment

VANCOUVER, BRITISH COLUMBIA. August 9, 2024. 37 Capital Inc. (the “Company” or “37 Capital”) announces that Mr. Bedo H. Kalpakian has resigned as a director of the Company, effective August 7, 2024. The Company is also pleased to announce the appointment of Mr. Mathieu McDonald to the Board of Directors.

37 Capital would like to thank Mr. Kalpakian for his service on the Board and the Audit Committee, and wishes him all the very best in his future endeavors.

For more information on the Company, you may contact us at (604) 681-0204, or visit the Company’s website at www.37capitalinc.com, or the CSE’s website by using the following direct link: http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board of 37 Capital Inc.,

“Jake H. Kalpakian”

____________________

Jake H. Kalpakian,

President and CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.